UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

----------------------

**FORM 8-K**

**CURRENT REPORT**

**Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported)
January 25, 2012

WASHINGTON TRUST BANCORP, INC.

-----------------------------

(Exact Name of Registrant as Specified in Charter)

| Rhode Island | 001-32991 | 05-0404671 |
|---|---|---|
| -------------------- | ------------------- | -------------------- |
| (State or Other Jurisdiction | (Commission | (IRS Employer |
| of Incorporation) | File Number) | Identification No.) |

23 Broad Street, Westerly, Rhode Island 02891

-----------------------------------------------------------

(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: (401) 348-1200

Former name or address, if changed from last report: N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 2.02 Results of Operations and Financial Condition.**

On January 25, 2012, Washington Trust Bancorp, Inc. issued a press release in which it disclosed unaudited financial information related to fourth quarter 2011 consolidated earnings.  A copy of the press release relating to such announcement, dated January 25, 2012, is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to General Instructions B.2 of Form 8-K, this information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

**Item 9.01 Financial Statements and Exhibits.**

    (d)  Exhibits.

| Exhibit No. | Exhibit |
| --- | --- |
| 99.1 | Press Release dated January 25, 2012* |

_____
*Filed herewith

## SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


|  | WASHINGTON TRUST BANCORP, INC. |
|---|---|
| Date: January 25, 2012 | By: /s/ David V. Devault |
|  | David V. Devault |
|  | Senior Executive Vice President, Secretary and Chief Financial Officer |



Contact:  Elizabeth B. Eckel
Senior Vice President, Marketing
Telephone:  (401) 348-1309
E-mail:  ebeckel@washtrust.com
Date:  January 25, 2012
**FOR IMMEDIATE RELEASE**

### Washington Trust Announces Record Net Income for Fourth Quarter and Full Year 2011

**Westerly, Rhode Island**…Washington Trust Bancorp, Inc. (NASDAQ Global Select; symbol: WASH), parent company of The Washington Trust Company, today announced fourth quarter 2011 net income of $7.8 million compared to third quarter 2011 net income of $7.6 million and fourth quarter 2010 net income of $7.2 million.  On a diluted earnings per share basis, Washington Trust reported earnings of 47 cents for the fourth quarter of 2011, compared to 46 cents for the previous quarter and up by 7% from the 44 cents reported for the fourth quarter of 2010.  Fourth quarter 2011 earnings includes a reduction of 3 cents per diluted share related to certain transactions described below.

For the year ended December 31, 2011, net income totaled $29.7 million, or $1.82 per diluted share, compared to $24.1 million, or $1.49 per diluted share, for 2010.  On a diluted earnings per share basis, 2011 earnings were up by 22% over 2010.  The returns on average equity and average assets for 2011 were 10.61% and 1.02%, respectively, compared to 9.09% and 0.82%, respectively, for 2010.

"Washington Trust had a strong fourth quarter performance, contributing to record net income for the fourth quarter and for the year 2011," stated Joseph J. MarcAurele, Washington Trust Chairman, President and CEO. "We surpassed $3 billion in assets for the first time in the Corporation's 211-year history, and saw growth along all business lines. Washington Trust's continued profitability in these challenging times is a testament to our Corporation's solid foundation and reputation."

Selected financial highlights for the fourth quarter included:
- Total loans increased by $59 million, or 3%, during the fourth quarter of 2011, led by growth in the commercial loan portfolio.
- Total deposits increased by $40 million, or 2%, from the end of the third quarter, reflecting growth in lower cost deposits.

- Net interest income for the fourth quarter of 2011 was up by 2% from the previous quarter end and by 9% from the fourth quarter of 2010.

- Due to continued strong mortgage refinancing and sales activity, mortgage banking revenues totaled $2.9 million for the fourth quarter, up from $1.1 million for the third quarter of 2011 and $2.2 million from the fourth quarter of 2010.

- The provision for loan losses was $1.0 million in the fourth quarter of 2011, unchanged from the previous quarter and down by $500 thousand from the fourth quarter of 2010.

- In December 2011, Washington Trust made a contribution of appreciated equity securities to its charitable foundation.  The cost of this contribution was $990 thousand and was included in noninterest expenses.  This contribution also resulted in a realized gain of $331 thousand on the disposition of the equity security.  The combined effect of this transaction was a net after-tax charge to earnings of $305 thousand, or 2 cents per diluted share.

- A modest balance sheet management transaction was conducted in December 2011 that included the sale of $4.0 million in mortgage-backed securities and prepayment of $4.0 million Federal Home Loan Bank of Boston ("FHLBB") advances. The transaction resulted in net realized gains on securities of $142 thousand and $473 thousand of debt prepayment penalty expense.  The combined effect of this transaction was a net after-tax charge to earnings of $213 thousand, or 1 cent per diluted share.

- Nonperforming assets amounted to $24.8 million, or 0.81% of total assets, at December 31, 2011, compared to $24.6 million, or 0.83% of total assets, at September 30, 2011.

Net Interest Income

Net interest income of $22.0 million for the fourth quarter of 2011 increased by 2% on a linked quarter basis and by 9% from the fourth quarter a year ago due to the continued reduction in cost of funds, primarily FHLBB advances and time deposits.  Net interest margin for the fourth quarter of 2011 was 3.22%, level with the third quarter of 2011 and up from 3.05% for the fourth quarter of 2010.

Noninterest Income

Noninterest income totaled $14.8 million for the fourth quarter of 2011, up by $1.9 million on a linked quarter basis and by $1.4 million from the fourth quarter of 2010, largely due to growth in mortgage banking revenues.

Net gains on loan sales and commissions on loans originated for others increased by $1.9 million and $772 thousand, respectively, compared to the third quarter of 2011 and fourth quarter of 2010.  This reflected the high volume of residential mortgage loan refinancing and sales activity during the quarter.

Revenue from wealth management services, our largest source of noninterest income, is largely dependent on the value of wealth management assets under administration and is closely tied to the performance of the financial markets. Wealth management revenues for the fourth quarter of 2011 totaled $6.9 million, up by $134 thousand, or 2%, on a linked quarter basis and by $87 thousand, or 1%, over the fourth quarter of 2010.  Wealth management assets under administration totaled $3.9 billion at December 31, 2011, up by $171 million, or 5%, from September 30, 2011.

Noninterest Expenses

Noninterest expenses totaled $24.8 million for the fourth quarter of 2011, up by $2.2 million and $3.0 million, respectively, from the third quarter of 2011 and fourth quarter of 2010.  As described previously, during the fourth quarter of 2011, the Corporation made a $990 thousand contribution to its charitable foundation and also incurred a $473 thousand debt prepayment penalty.  Fourth quarter 2010 noninterest expense also included a charitable foundation contribution of $350 thousand.

Excluding the impact of the charitable contributions and debt prepayment penalty, the linked quarter and year over year quarter increase in noninterest expenses was primarily due to an increase in salaries and employee benefits,which were up by $1.0 million, or 8%, on a linked quarter basis and $1.8 million, or 15%, compared to the fourth quarter of 2010.  This increase reflected higher staffing levels in mortgage banking, other selected staffing additions and higher amounts of commissions paid to mortgage originators.

Income tax expense amounted to $3.3 million for the fourth quarter of 2011, essentially unchanged from the third quarter of 2011 and up from $3.2 million for the fourth quarter in 2010.  The effective tax rate was 29.7% for the fourth quarter, compared to 30.5% for the previous quarter and 30.4% for the fourth quarter of 2010.  Based on the current status of federal and applicable state income tax statutes, the Corporation currently expects the 2012 effective tax rate to be approximately 31.1%.

Asset Quality

Nonperforming assets (nonaccrual loans, nonaccrual investment securities and property acquired through foreclosure or repossession) remain at a level which we believe to be manageable, amounting to $24.8 million, or 0.81% of total assets, at December 31, 2011, compared to $24.6 million, or 0.83% of total assets, at September 30, 2011 and $23.0 million, or 0.79% of total assets, at December 31, 2010.

At December 31, 2011, total past due loans amounted to $26.3 million, or 1.22% of total loans, up by $4.3 million from the third quarter of 2011, reflecting net increases of $2.7 million in past due commercial loans and $1.6 million in past due residential real estate loans. Included in the change in commercial loans was one loan totaling $1.7 million.

At December 31, 2011, loans classified as troubled debt restructurings totaled $19.6 million, up by $4.1 million from the balance at September 30, 2011, primarily reflecting the restructuring and pay down of an accruing commercial loan relationship from $9.7 million to $4.7 million, secured by real estate and marketable securities.

The loan loss provision charged to earnings amounted to $1.0 million for the fourth quarter of 2011, level with the third quarter of 2011 and down by $500 thousand from the fourth quarter of 2010. Net charge-offs amounted to $839 thousand in the fourth quarter of 2011, compared to net charge-offs of $712 thousand in the third quarter of 2011 and $1.1 million in the fourth quarter of 2010.

Loans

Total loans increased by $59 million, or 3%, in the fourth quarter of 2011 due to strong growth in the commercial portfolio, which increased by $54 million. For the year, total loans were up by $152 million, or 8%, with an increase of $98 million in the commercial loan portfolio and $55 million in the residential real estate portfolio.

Investment Securities

The investment securities portfolio amounted to $593 million at December 31, 2011, up by $12 million from the balance at September 30, 2011 and essentially unchanged from the balance at December 31, 2010.

Deposits and Borrowings

Deposits totaled $2.1 billion at December 31, 2011, up by $40 million, or 2%, from the balance at September 30, 2011. This primarily reflects increases in money market, demand and NOW accounts, offset, in part, by declines in time deposits. Total deposits have increased by $90 million, or 4%, from the balance at December 31, 2010, including a $111 million, or 49%, increase in demand deposits.

FHLBB advances totaled $540 million at December 31, 2011, up by $46 million from September 30, 2011 and $42 million from December 31, 2010.

-M O R E-

Capital Management

Capital levels remain above the regulatory minimums to be considered well capitalized, with total risk-based capital ratio of 12.86% at December 31, 2011, compared to 12.79% at December 31, 2010.

Total shareholder's equity amounted to $281 million at December 31, 2011, down by $4 million from September 30, 2011 and up by $12 million from the balance at December 31, 2010. A charge of $7.0 million to the accumulated other comprehensive income component of shareholders' equity was recorded at December 31, 2011, associated with the periodic remeasurement of the value of defined benefit pension liabilities. This charge was largely due to a decline in the discount rates used to measure the present value of pension liabilities as a result of a reduction in market rates of interest.

Expansion Plans

Washington Trust plans to open a new mortgage production office in Warwick, Rhode Island in the first quarter of 2012.

Dividends Declared

The Board of Directors declared a quarterly dividend of 22 cents per share for the quarter ended December 31, 2011. The dividend was paid on January13, 2012 to shareholders of record on January 3, 2012.

Conference Call

Washington Trust will host a conference call on Thursday, January 26, 2012 at 8:30 a.m. Eastern Time to discuss fourth quarter results. This call is being webcast and can be accessed through the Investor Relations section of the Washington Trust web site, www.washtrust.com. Individuals may dial in to the call at 1-877-317-6789. The international dial-in number is 1-412-317-6789. A replay of the call will be posted in this same location on the web site shortly after the conclusion of the call. To listen to a replay of the conference call, dial 1-877-344-7529. For international access, dial 1-412-317-0088. The Conference Number for replay is 10008545. The replay will be available until 9:00 a.m. on February 8, 2012.

Background

Washington Trust Bancorp, Inc. is the parent of The Washington Trust Company, a Rhode Island state-chartered bank founded in 1800. Washington Trust offers personal banking, business banking and wealth management services through its offices in Rhode Island, Massachusetts and Connecticut. Washington Trust Bancorp, Inc.'s common stock trades on the NASDAQ Global Select Market under the symbol "WASH." Investor information is available on the Corporation's web site: www.washtrust.com.

Forward-Looking Statements

This press release contains certain statements that are "forward-looking statements". We may also make written or oral forward-looking statements in other documents we file with the SEC, in our annual reports to shareholders, in press releases and other written materials, and in oral statements made by our officers, directors or employees. You can identify forward-looking statements by the use of the words "believe", "expect", "anticipate", "intend", "estimate", "assume", "outlook", "will", "should", and other expressions that predict or indicate future events and trends and which do not relate to historical matters. You should not rely on forward-looking statements, because they involve known and unknown risks, uncertainties and other factors, some of which are beyond the control of Washington Trust. These risks, uncertainties and other factors may cause the actual results, performance or achievements of Washington Trust to be materially different from the anticipated future results, performance or achievements expressed or implied by the forward-looking statements.

Some of the factors that might cause these differences include the following, changes in general national, regional or international economic conditions or conditions affecting the banking or financial services industries or financial capital markets, volatility and disruption in national and international financial markets, government intervention in the U.S. financial system, reductions in net interest income resulting from interest rate volatility as well as changes in the balance and mix of loans and deposits, reductions in the market value of wealth management assets under administration, changes in the value of securities and other assets, reductions in loan demand, changes in loan collectibility, default and charge-off rates, changes in the size and nature of Washington Trust's competition, changes in legislation or regulation and accounting principles, policies and guidelines such as the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and changes in the assumptions used in making such forward-looking statements. In addition, the factors described under "Risk Factors" in Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, as filed with the Securities and Exchange Commission and as updated by our Quarterly Reports on Form 10-Q, may result in these differences. You should carefully review all of these factors, and you should be aware that there may be other factors that could cause these differences. These forward-looking statements were based on information, plans and estimates at the date of this press release, and Washington Trust assumes no obligation to update any forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events or other changes.

Supplemental Information - Explanation of Non-GAAP Financial Measures

In addition to results presented in accordance with generally accepted accounting principles ("GAAP"), this press release contains certain non-GAAP financial measures. Washington Trust's management believes that the supplemental non-GAAP information, which consists of measurements and ratios based on tangible equity and tangible assets, is utilized by regulators and market analysts to evaluate a company's financial condition and therefore, such information is useful to investors. These disclosures should not be viewed as a substitute for financial results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures which may be presented by other companies. Because non-GAAP financial measures are not standardized, it may not be possible to compare these financial measures with other companies' non-GAAP financial measures having the same or similar names.

# Washington Trust Bancorp, Inc. and Subsidiaries
## CONSOLIDATED BALANCE SHEETS (unaudited)

| (Dollars in thousands, except par value) | Dec 31, 2011 | Dec 31, 2010 |
|---|---|---|
| **Assets:** | | |
| Cash and due from banks | $82,238 | $85,971 |
| Other short-term investments | 4,782 | 6,765 |
| Mortgage loans held for sale; amortized cost $19,624 in 2011 | 20,340 | 13,894 |
| Securities: | | |
|   Available for sale, at fair value; amortized cost $524,036 in 2011 and $578,897 in 2010 | 541,253 | 594,100 |
|   Held to maturity, at cost; fair value $52,499 in 2011 | 52,139 | — |
|   Total Securities | 593,392 | 594,100 |
| Federal Home Loan Bank stock, at cost | 42,008 | 42,008 |
| Loans: | | |
|   Commercial and other | 1,124,628 | 1,027,065 |
|   Residential real estate | 700,414 | 645,020 |
|   Consumer | 322,117 | 323,553 |
|   Total loans | 2,147,159 | 1,995,638 |
|   Less allowance for loan losses | 29,802 | 28,583 |
|   Net loans | 2,117,357 | 1,967,055 |
| Premises and equipment, net | 26,028 | 26,069 |
| Investment in bank-owned life insurance | 53,783 | 51,844 |
| Goodwill | 58,114 | 58,114 |
| Identifiable intangible assets, net | 6,901 | 7,852 |
| Other assets | 59,155 | 55,853 |
|   Total assets | $3,064,098 | $2,909,525 |
| **Liabilities:** | | |
| Deposits: | | |
|   Demand deposits | $339,809 | $228,437 |
|   NOW accounts | 257,031 | 241,974 |
|   Money market accounts | 406,777 | 396,455 |
|   Savings accounts | 243,904 | 220,888 |
|   Time deposits | 878,794 | 948,576 |
|   Total deposits | 2,126,315 | 2,036,330 |
| Federal Home Loan Bank advances | 540,450 | 498,722 |
| Junior subordinated debentures | 32,991 | 32,991 |
| Other borrowings | 19,758 | 23,359 |
| Other liabilities | 63,233 | 49,259 |
|   Total liabilities | 2,782,747 | 2,640,661 |
| **Shareholders' Equity:** | | |
| Common stock of $.0625 par value; authorized 30,000,000 shares; issue 16,292,471 shares in 2011 and 16,171,618 shares in 2010 | 1,018 | 1,011 |
| Paid-in capital | 88,030 | 84,889 |
| Retained earnings | 194,198 | 178,939 |
| Accumulated other comprehensive (loss) income | (1,895) | 4,025 |
|   Total shareholders' equity | 281,351 | 268,864 |
|   Total liabilities and shareholders' equity | $3,064,098 | $2,909,525 |

# Washington Trust Bancorp, Inc. and Subsidiaries
## CONSOLIDATED STATEMENTS OF INCOME (unaudited)

| (Dollars and shares in thousands, except per share amounts) | Three Months | | Twelve Months | |
| --- | --- | --- | --- | --- |
| Periods ended December 31, | 2011 | 2010 | 2011 | 2010 |
| Interest income: | | | | |
| Interest and fees on loans | $25,284 | $24,846 | $99,319 | $98,070 |
| Interest on securities: | | | | |
| Taxable | 4,422 | 4,709 | 18,704 | 21,824 |
| Nontaxable | 729 | 769 | 3,002 | 3,077 |
| Dividends on corporate stock and Federal Home Loan Bank stock | 55 | 34 | 252 | 198 |
| Other interest income | 17 | 26 | 69 | 85 |
| Total interest income | 30,507 | 30,384 | 121,346 | 123,254 |
| Interest expense: | | | | |
| Deposits | 3,652 | 4,465 | 15,692 | 20,312 |
| Federal Home Loan Bank advances | 4,202 | 4,993 | 18,158 | 22,786 |
| Junior subordinated debentures | 393 | 428 | 1,568 | 1,989 |
| Other interest expense | 245 | 245 | 973 | 976 |
| Total interest expense | 8,492 | 10,131 | 36,391 | 46,063 |
| Net interest income | 22,015 | 20,253 | 84,955 | 77,191 |
| Provision for loan losses | 1,000 | 1,500 | 4,700 | 6,000 |
| Net interest income after provision for loan losses | 21,015 | 18,753 | 80,255 | 71,191 |
| Noninterest income: | | | | |
| Wealth management services: | | | | |
| Trust and investment advisory fees | 5,487 | 5,448 | 22,532 | 20,670 |
| Mutual fund fees | 994 | 1,124 | 4,287 | 4,423 |
| Financial planning, commissions and other service fees | 444 | 266 | 1,487 | 1,299 |
| Wealth management services | 6,925 | 6,838 | 28,306 | 26,392 |
| Service charges on deposit accounts | 793 | 921 | 3,455 | 3,587 |
| Merchant processing fees | 2,056 | 2,094 | 9,905 | 9,156 |
| Card interchange fees | 584 | 592 | 2,249 | 1,975 |
| Income from bank-owned life insurance | 493 | 488 | 1,939 | 1,887 |
| Net gains on loan sales and commissions on loans originated for others | 2,935 | 2,163 | 5,074 | 4,052 |
| Net realized gains (losses) on securities | 501 | (8) | 698 | 729 |
| Net gains (losses) on interest rate swap contracts | 12 | 77 | 6 | (36) |
| Equity in gains (losses) of unconsolidated subsidiaries | 220 | (140) | (213) | (337) |
| Other income | 307 | 383 | 1,536 | 1,485 |
| Noninterest income, excluding other-than-temporary impairment losses | 14,826 | 13,408 | 52,955 | 48,890 |
| Total other-than-temporary impairment losses on securities | — | — | (54) | (245) |
| Portion of loss recognized in other comprehensive income (before taxes) | — | — | (137) | (172) |
| Net impairment losses recognized in earnings | — | — | (191) | (417) |
| Total noninterest income | 14,826 | 13,408 | 52,764 | 48,473 |
| Noninterest expense: | | | | |
| Salaries and employee benefits | 13,957 | 12,135 | 51,095 | 47,429 |
| Net occupancy | 1,376 | 1,188 | 5,295 | 4,851 |
| Equipment | 1,133 | 1,051 | 4,344 | 4,099 |
| Merchant processing costs | 1,765 | 1,802 | 8,560 | 7,822 |
| Outsourced services | 920 | 840 | 3,530 | 3,304 |
| FDIC deposit insurance costs | 429 | 724 | 2,043 | 3,163 |
| Legal, audit and professional fees | 538 | 449 | 1,927 | 1,813 |
| Advertising and promotion | 478 | 383 | 1,819 | 1,633 |
| Amortization of intangibles | 246 | 237 | 951 | 1,091 |
| Foreclosed property costs | 329 | 515 | 878 | 841 |
| Debt prepayment penalties | 473 | — | 694 | 752 |
| Other expenses | 3,130 | 2,472 | 9,237 | 8,513 |
| Total noninterest expense | 24,774 | 21,796 | 90,373 | 85,311 |
| Income before income taxes | 11,067 | 10,365 | 42,646 | 34,353 |
| Income tax expense | 3,290 | 3,154 | 12,922 | 10,302 |
| Net income | $7,777 | $7,211 | $29,724 | $24,051 |
| | | | | |
| Weighted average common shares outstanding - basic | 16,288.1 | 16,160.6 | 16,254.0 | 16,113.9 |
| Weighted average common shares outstanding - diluted | 16,326.5 | 16,182.7 | 16,283.9 | 16,122.5 |
| Per share information:     Basic earnings per common share | $0.48 | $0.44 | $1.82 | $1.49 |
| Diluted earnings per common share | $0.47 | $0.44 | $1.82 | $1.49 |
| Cash dividends declared per share | $0.22 | $0.21 | $0.88 | $0.84 |

# Washington Trust Bancorp, Inc. and Subsidiaries
## SELECTED FINANCIAL HIGHLIGHTS (unaudited)

| (Dollars and shares in thousands, except per share amounts) | Dec 31, 2011 | Sep 30, 2011 | Jun 30, 2011 | Mar 31, 2011 | Dec 31, 2010 |
|---|---|---|---|---|---|
| **Financial Data:** | | | | | |
| Total assets | $3,064,098 | $2,969,613 | $2,936,306 | $2,892,272 | $2,909,525 |
| Total loans | 2,147,159 | 2,087,759 | 2,057,152 | 2,029,637 | 1,995,638 |
| Total securities | 593,392 | 581,543 | 591,580 | 576,158 | 594,100 |
| Total deposits | 2,126,315 | 2,086,150 | 1,996,043 | 2,048,846 | 2,036,330 |
| Total shareholders' equity | 281,351 | 285,494 | 281,425 | 273,885 | 268,864 |
| Net interest income | 22,015 | 21,549 | 21,064 | 20,327 | 20,253 |
| Provision for loan losses | 1,000 | 1,000 | 1,200 | 1,500 | 1,500 |
| Noninterest income, excluding OTTI losses | 14,826 | 13,114 | 13,285 | 11,730 | 13,408 |
| Net OTTI losses recognized in earnings | — | (158) | — | (33) | — |
| Noninterest expenses | 24,774 | 22,595 | 22,264 | 20,740 | 21,796 |
| Income tax expense | 3,290 | 3,328 | 3,320 | 2,984 | 3,154 |
| Net income | 7,777 | 7,582 | 7,565 | 6,800 | 7,211 |
| | | | | | |
| **Share Data:** | | | | | |
| Basic earnings per common share | $0.48 | $0.46 | $0.46 | $0.42 | $0.44 |
| Diluted earnings per common share | $0.47 | $0.46 | $0.46 | $0.42 | $0.44 |
| Dividends declared per share | $0.22 | $0.22 | $0.22 | $0.22 | $0.21 |
| Book value per share | $17.27 | $17.54 | $17.30 | $16.87 | $16.63 |
| Tangible book value per share - Non-GAAP [(1)] | $13.28 | $13.53 | $13.27 | $12.82 | $12.55 |
| Market value per share | $23.86 | $19.78 | $22.97 | $23.74 | $21.88 |
| | | | | | |
| Shares outstanding at end of period | 16,292.5 | 16,279.5 | 16,266.5 | 16,233.6 | 16,171.6 |
| Weighted average common shares outstanding-basic | 16,288.1 | 16,277.8 | 16,251.6 | 16,197.2 | 16,160.6 |
| Weighted average common shares outstanding-diluted | 16,326.5 | 16,293.7 | 16,284.3 | 16,229.8 | 16,182.7 |
| | | | | | |
| **Key Ratios:** | | | | | |
| Return on average assets | 1.04% | 1.03% | 1.04% | 0.94% | 0.99% |
| Return on average tangible assets - Non-GAAP [(1)] | 1.07% | 1.06% | 1.07% | 0.96% | 1.01% |
| Return on average equity | 10.89% | 10.67% | 10.83% | 10.04% | 10.70% |
| Return on average tangible equity - Non-GAAP [(1)] | 14.10% | 13.86% | 14.16% | 13.26% | 14.17% |
| | | | | | |
| **Capital Ratios:** | | | | | |
| Tier 1 risk-based capital | 11.61% (i) | 11.73% | 11.72% | 11.65% | 11.53% |
| Total risk-based capital | 12.86% (i) | 12.99% | 12.98% | 12.92% | 12.79% |
| Tier 1 leverage ratio | 8.70% (i) | 8.69% | 8.61% | 8.49% | 8.25% |
| Equity to assets | 9.18% | 9.61% | 9.58% | 9.47% | 9.24% |
| Tangible equity to tangible assets - Non-GAAP [(1)] | 7.21% | 7.58% | 7.52% | 7.36% | 7.14% |
| (i) - estimated | | | | | |
| | | | | | |
| **Wealth Management Assets under** | | | | | |
| **Administration:** | | | | | |
| Balance at beginning of period | $3,728,837 | $4,148,433 | $4,119,207 | $3,967,207 | $3,744,632 |
| Net investment appreciation (depreciation) & income | 215,449 | (374,961) | 1,625 | 145,563 | 227,168 |
| Net client cash flows | (36,815) | (44,635) | 27,601 | 6,437 | (4,593) |
| Other [(2)] | (7,410) | — | — | — | — |
| Balance at end of period | $3,900,061 | $3,728,837 | $4,148,433 | $4,119,207 | $3,967,207 |

(1)  See the section labeled "Supplemental Information - Non-GAAP Financial Measures" at the end of this document.

(2)  Represents declassifications of largely low-fee paying assets from assets under administration due to a change in the nature of client relationships, regarding the scope and/or frequency of services provided by Washington Trust.  The impact of this change on wealth management revenues was minimal.

# Washington Trust Bancorp, Inc. and Subsidiaries
## SELECTED FINANCIAL HIGHLIGHTS (unaudited)

| (Dollars and shares in thousands, except per share amounts) | Twelve Months Ended Dec 31, 2011 | Dec 31, 2010 |
|---|---:|---:|
| **Financial Data:** | | |
| Net interest income | $84,955 | $77,191 |
| Provision for loan losses | 4,700 | 6,000 |
| Noninterest income, excluding OTTI losses | 52,955 | 48,890 |
| Net OTTI losses recognized in earnings | (191) | (417) |
| Noninterest expenses | 90,373 | 85,311 |
| Income tax expense | 12,922 | 10,302 |
| Net income | 29,724 | 24,051 |
| | | |
| **Share Data:** | | |
| Basic earnings per common share | $1.82 | $1.49 |
| Diluted earnings per common share | $1.82 | $1.49 |
| Dividends declared per share | $0.88 | $0.84 |
| | | |
| Weighted average common shares outstanding - basic | 16,254.0 | 16,113.9 |
| Weighted average common shares outstanding - diluted | 16,283.9 | 16,122.5 |
| | | |
| **Key Ratios:** | | |
| Return on average assets | 1.02% | 0.82% |
| Return on average tangible assets - Non-GAAP [1] | 1.04% | 0.84% |
| Return on average equity | 10.61% | 9.09% |
| Return on average tangible equity - Non-GAAP [1] | 13.85% | 12.13% |
| | | |
| **Asset Quality Data:** | | |
| **Allowance for Loan Losses:** | | |
| Balance at beginning of period | $28,583 | $27,400 |
| Provision charged to earnings | 4,700 | 6,000 |
| Charge-offs | (3,834) | (5,402) |
| Recoveries | 353 | 585 |
| Balance at end of period | $29,802 | $28,583 |

| **Net Loan Charge-Offs:** | | | |
|---|---|---:|---:|
| Commercial: | Mortgages | $953 | $1,152 |
| | Construction and development | — | — |
| | Other | 1,374 | 2,787 |
| Residential: | Mortgages | 637 | 413 |
| | Homeowner construction | — | — |
| Consumer | | 517 | 465 |
| Total | | $3,481 | $4,817 |

| | | |
|---|---:|---:|
| Net charge-offs to average loans (annualized) | 0.17% | 0.24% |
| | | |
| **Wealth Management Assets Under Administration:** | | |
| Balance at beginning of period | $3,967,207 | $3,735,646 |
| Net investment (depreciation) appreciation & income | (12,324) | 318,985 |
| Net client cash flows | (47,412) | 18,345 |
| Other [2] | (7,410) | (105,769) |
| Balance at end of period | $3,900,061 | $3,967,207 |

(1) See the section labeled "Supplemental Information - Non-GAAP Financial Measures" at the end of this document.
(2) Represents declassifications of largely low-fee paying assets from assets under administration due to a change in the nature of client relationships, regarding the scope and/or frequency of services provided by Washington Trust. The impact of this change on wealth management revenues was minimal.

# Washington Trust Bancorp, Inc. and Subsidiaries
## SELECTED FINANCIAL HIGHLIGHTS (unaudited)

| | For the Quarters Ended | | | | |
| --- | --- | --- | --- | --- | --- |
| | Dec 31, 2011 | Sep 30, 2011 | Jun 30, 2011 | Mar 31, 2011 | Dec 31, 2010 |
| **Average Yield / Rate (taxable equivalent basis):** | | | | | |
| **Assets:** | | | | | |
| Commercial and other loans | 5.19% | 5.22% | 5.23% | 5.28% | 5.22% |
| Residential real estate loans, including mortgage loans held for sale | 4.46% | 4.58% | 4.72% | 4.79% | 4.76% |
| Consumer loans | 3.87% | 3.90% | 3.91% | 3.93% | 3.96% |
| Total loans | 4.74% | 4.80% | 4.86% | 4.91% | 4.87% |
| Cash, federal funds sold and other short-term investments | 0.19% | 0.20% | 0.15% | 0.22% | 0.21% |
| FHLBB stock | 0.30% | 0.26% | 0.31% | 0.31% | —% |
| Taxable debt securities | 3.58% | 3.78% | 4.01% | 3.93% | 3.79% |
| Nontaxable debt securities | 5.82% | 5.82% | 5.88% | 5.95% | 5.76% |
| Corporate stocks | 5.89% | 7.58% | 7.50% | 8.07% | 7.42% |
| Total securities | 3.88% | 4.07% | 4.28% | 4.23% | 4.08% |
| Total interest-earning assets | 4.44% | 4.53% | 4.61% | 4.61% | 4.54% |
| **Liabilities:** | | | | | |
| NOW accounts | 0.10% | 0.10% | 0.10% | 0.10% | 0.12% |
| Money market accounts | 0.24% | 0.25% | 0.25% | 0.33% | 0.34% |
| Savings accounts | 0.12% | 0.12% | 0.12% | 0.14% | 0.14% |
| Time deposits | 1.45% | 1.48% | 1.57% | 1.61% | 1.65% |
| FHLBB advances | 3.44% | 3.49% | 3.80% | 4.04% | 4.13% |
| Junior subordinated debentures | 4.73% | 4.73% | 4.77% | 4.79% | 5.15% |
| Other | 4.59% | 4.50% | 4.48% | 4.23% | 4.43% |
| Total interest-bearing liabilities | 1.45% | 1.53% | 1.61% | 1.67% | 1.70% |
| | | | | | |
| Interest rate spread (taxable equivalent basis) | 2.99% | 3.00% | 3.00% | 2.94% | 2.84% |
| Net interest margin (taxable equivalent basis) | 3.22% | 3.22% | 3.21% | 3.16% | 3.05% |

| | At December 31, 2011 | | | |
| --- | --- | --- | --- | --- |
| (Dollars in thousands) | Amortized Cost [(1)] | Unrealized Gains | Unrealized Losses | Fair Value |
| **Securities Available for Sale:** | | | | |
| Obligations of U.S. government-sponsored enterprises | $29,429 | $3,404 | $— | $32,833 |
| Mortgage-backed securities issued by U.S. government agencies and U.S. government-sponsored enterprises | 369,946 | 19,712 | — | 389,658 |
| States and political subdivisions | 74,040 | 5,453 | — | 79,493 |
| Trust preferred securities: | | | | |
| Individual name issuers | 30,639 | — | (8,243) | 22,396 |
| Collateralized debt obligations | 4,256 | — | (3,369) | 887 |
| Corporate bonds | 13,872 | 813 | (403) | 14,282 |
| Common stocks | — | — | — | — |
| Perpetual preferred stocks | 1,854 | — | (150) | 1,704 |
| Total securities available for sale | 524,036 | 29,382 | (12,165) | 541,253 |
| **Held to Maturity:** | | | | |
| Mortgage-backed securities issued by U.S. government agencies and U.S. government-sponsored enterprises | 52,139 | 360 | — | 52,499 |
| Total securities held to maturity | 52,139 | 360 | — | 52,499 |
| Total securities | $576,175 | $29,742 | ($12,165) | $593,752 |

(1)  Net of other-than-temporary impairment losses recognized in earnings.

| (Dollars in thousands) | | Period End Balances At | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | Dec 31, 2011 | Sep 30, 2011 | Jun 30, 2011 | Mar 31, 2011 | Dec 31, 2010 |
| **Loans:** | | | | | | |
| Commercial: | Mortgages | $624,813 | $573,355 | $562,976 | $551,069 | $518,623 |
| | Construction & development | 10,955 | 18,518 | 19,448 | 34,615 | 47,335 |
| | Other | 488,860 | 478,652 | 491,071 | 470,704 | 461,107 |
| | Total commercial | 1,124,628 | 1,070,525 | 1,073,495 | 1,056,388 | 1,027,065 |
| Residential real estate: | Mortgages | 678,582 | 674,242 | 644,210 | 636,916 | 634,739 |
| | Homeowner construction | 21,832 | 17,226 | 14,137 | 12,241 | 10,281 |
| | Total residential real estate | 700,414 | 691,468 | 658,347 | 649,157 | 645,020 |
| Consumer: | Home equity lines | 223,430 | 222,886 | 223,284 | 221,003 | 218,288 |
| | Home equity loans | 43,121 | 45,354 | 46,797 | 48,337 | 50,624 |
| | Other | 55,566 | 57,526 | 55,229 | 54,752 | 54,641 |
| | Total consumer | 322,117 | 325,766 | 325,310 | 324,092 | 323,553 |
| | Total loans | $2,147,159 | $2,087,759 | $2,057,152 | $2,029,637 | $1,995,638 |

| (Dollars in thousands) | At December 31, 2011 | |
| --- | --- | --- |
| | Balance | % of Total |
| **Commercial Real Estate Loans by Property Location:** | | |
| Rhode Island, Connecticut, Massachusetts | $589,083 | 92.7% |
| New York, New Jersey, Pennsylvania | 33,317 | 5.2% |
| New Hampshire | 11,668 | 1.8% |
| Other | 1,700 | 0.3% |
| Total commercial real estate loans (1) | $635,768 | 100.0% |

(1) Commercial real estate loans consist of commercial mortgages and construction and development loans. Commercial mortgages are loans secured by income producing property.

| (Dollars in thousands) | At December 31, 2011 | |
| --- | --- | --- |
| | Balance | % of Total |
| **Residential Mortgages by Property Location:** | | |
| Rhode Island, Connecticut, Massachusetts | $675,935 | 96.5% |
| New York, Virginia, New Jersey, Maryland, Pennsylvania, District of Columbia | 11,499 | 1.6% |
| Ohio | 5,665 | 0.8% |
| California, Washington, Oregon | 1,881 | 0.3% |
| Colorado, New Mexico | 1,079 | 0.2% |
| Georgia | 1,118 | 0.2% |
| New Hampshire | 2,767 | 0.4% |
| Wyoming | 470 | —% |
| Total residential mortgages | $700,414 | 100.0% |

| (Dollars in thousands) | Period End Balances At | | | | |
| --- | --- | --- | --- | --- | --- |
| | Dec 31, 2011 | Sep 30, 2011 | Jun 30, 2011 | Mar 31, 2011 | Dec 31, 2010 |
| **Deposits:** | | | | | |
| Demand deposits | $339,809 | $319,203 | $261,016 | $274,798 | $228,437 |
| NOW accounts | 257,031 | 242,372 | 236,162 | 228,502 | 241,974 |
| Money market accounts | 406,777 | 374,324 | 355,096 | 387,923 | 396,455 |
| Savings accounts | 243,904 | 239,356 | 227,014 | 223,599 | 220,888 |
| Time deposits | 878,794 | 910,895 | 916,755 | 934,024 | 948,576 |
| Total deposits | $2,126,315 | $2,086,150 | $1,996,043 | $2,048,846 | $2,036,330 |
| | | | | | |
| Out-of-market brokered certificates of deposits included in time deposits | $90,073 | $85,250 | $85,659 | $51,778 | $52,347 |
| In-market deposits, excluding out of market brokered certificates of deposit | $2,036,242 | $2,000,900 | $1,910,384 | $1,997,068 | $1,983,983 |

# Washington Trust Bancorp, Inc. and Subsidiaries
## SELECTED FINANCIAL HIGHLIGHTS (unaudited)

| (Dollars in thousands) | Period End Balances At | | | | |
|---|---|---|---|---|---|
| | Dec 31, 2011 | Sep 30, 2011 | Jun 30, 2011 | Mar 31, 2011 | Dec 31, 2010 |
| **Asset Quality Data:** | | | | | |
| **Nonperforming Assets:** | | | | | |
| Commercial mortgages | $5,709 | $6,367 | $7,476 | $6,068 | $6,624 |
| Commercial construction and development | — | — | — | — | — |
| Other commercial | 3,708 | 2,745 | 3,152 | 4,445 | 5,259 |
| Residential real estate mortgages | 10,614 | 11,352 | 9,570 | 8,265 | 6,414 |
| Consumer | 1,206 | 1,126 | 780 | 601 | 213 |
| Total nonaccrual loans | $21,237 | $21,590 | $20,978 | $19,379 | $18,510 |
| Nonaccrual investment securities | 887 | 796 | 934 | 752 | 806 |
| Property acquired through foreclosure or repossession | 2,647 | 2,201 | 2,189 | 2,163 | 3,644 |
| Total nonperforming assets | $24,771 | $24,587 | $24,101 | $22,294 | $22,960 |
| | | | | | |
| Total past due loans to total loans | 1.22% | 1.05% | 1.19% | 1.34% | 1.27% |
| Nonperforming assets to total assets | 0.81% | 0.83% | 0.82% | 0.77% | 0.79% |
| Nonaccrual loans to total loans | 0.99% | 1.03% | 1.02% | 0.95% | 0.93% |
| Allowance for loan losses to nonaccrual loans | 140.33% | 137.29% | 139.92% | 150.21% | 154.42% |
| Allowance for loan losses to total loans | 1.39% | 1.42% | 1.43% | 1.43% | 1.43% |
| | | | | | |
| **Troubled Debt Restructured Loans:** | | | | | |
| Accruing troubled debt restructured loans | | | | | |
| Commercial mortgages | $6,389 | $5,861 | $6,552 | $10,071 | $11,736 |
| Other commercial | 6,625 | 4,059 | 4,026 | 4,554 | 4,594 |
| Residential real estate mortgages | 1,481 | 1,158 | 2,279 | 2,724 | 2,863 |
| Consumer | 171 | 174 | 317 | 417 | 509 |
| Accruing troubled debt restructured loans | 14,666 | 11,252 | 13,174 | 17,766 | 19,702 |
| Nonaccrual troubled debt restructured loans | | | | | |
| Commercial mortgages | 91 | 1,209 | 2,555 | 826 | 1,302 |
| Other commercial | 2,154 | 292 | 455 | 526 | 431 |
| Residential real estate mortgages | 2,615 | 2,686 | 2,303 | 1,785 | 948 |
| Consumer | 106 | 129 | 131 | 199 | 41 |
| Nonaccrual troubled debt restructured loans | 4,966 | 4,316 | 5,444 | 3,336 | 2,722 |
| Total troubled debt restructured loans | $19,632 | $15,568 | $18,618 | $21,102 | $22,424 |

# Washington Trust Bancorp, Inc. and Subsidiaries
## SELECTED FINANCIAL HIGHLIGHTS (unaudited)

| (Dollars in thousands) | Period End Balances At | | | | |
|---|---|---|---|---|---|
| | Dec 31, 2011 | Sep 30, 2011 | Jun 30, 2011 | Mar 31, 2011 | Dec 31, 2010 |
| **Past Due Loans:** | | | | | |
| Loans 30-59 Days Past Due | | | | | |
| Commercial mortgages | $1,621 | $874 | $1,507 | $3,223 | $2,185 |
| Other commercial loans | 3,760 | 1,629 | 1,783 | 2,474 | 1,862 |
| Residential real estate mortgages | 3,969 | 2,145 | 3,355 | 2,986 | 3,073 |
| Consumer loans | 1,073 | 1,100 | 1,979 | 1,735 | 2,005 |
| Loans 30-59 days past due | $10,423 | $5,748 | $8,624 | $10,418 | $9,125 |
| | | | | | |
| Loans 60-89 Days Past Due | | | | | |
| Commercial mortgages | $315 | $328 | $1,013 | $1,626 | $514 |
| Other commercial loans | 982 | 103 | 80 | 315 | 953 |
| Residential real estate mortgages | 1,505 | 206 | 992 | 1,345 | 1,477 |
| Consumer loans | 263 | 420 | 120 | 335 | 448 |
| Loans 60-89 days past due | $3,065 | $1,057 | $2,205 | $3,621 | $3,392 |
| | | | | | |
| Loans 90 Days or more Past Due | | | | | |
| Commercial mortgages | $4,995 | $5,510 | $5,553 | $5,242 | $5,322 |
| Other commercial loans | 633 | 1,209 | 1,378 | 2,524 | 3,376 |
| Residential real estate mortgages | 6,283 | 7,826 | 6,549 | 5,165 | 4,041 |
| Consumer loans | 874 | 649 | 245 | 317 | 11 |
| Loans 90 days or more past due | $12,785 | $15,194 | $13,725 | $13,248 | $12,750 |
| | | | | | |
| Total Past Due Loans | | | | | |
| Commercial mortgages | $6,931 | $6,712 | $8,073 | $10,091 | $8,021 |
| Other commercial loans | 5,375 | 2,941 | 3,241 | 5,313 | 6,191 |
| Residential real estate mortgages | 11,757 | 10,177 | 10,896 | 9,496 | 8,591 |
| Consumer loans | 2,210 | 2,169 | 2,344 | 2,387 | 2,464 |
| Total past due loans | $26,273 | $21,999 | $24,554 | $27,287 | $25,267 |
| | | | | | |
| Nonaccrual loans included in past due loans | $17,588 | $16,585 | $16,705 | $16,456 | $14,894 |

| (Dollars in thousands) | For the Quarters Ended | | | | |
|---|---|---|---|---|---|
| | Dec 31, 2011 | Sep 30, 2011 | Jun 30, 2011 | Mar 31, 2011 | Dec 31, 2010 |
| **Allowance for Loan Losses:** | | | | | |
| Balance at beginning of period | $29,641 | $29,353 | $29,109 | $28,583 | $28,165 |
| Provision charged to earnings | 1,000 | 1,000 | 1,200 | 1,500 | 1,500 |
| Charge-offs | (920) | (818) | (1,044) | (1,052) | (1,396) |
| Recoveries | 81 | 106 | 88 | 78 | 314 |
| Balance at end of period | $29,802 | $29,641 | $29,353 | $29,109 | $28,583 |
| | | | | | |
| **Net Loan Charge-Offs (Recoveries):** | | | | | |
| Commercial mortgages | $249 | $249 | $122 | $333 | $226 |
| Other commercial | 39 | 286 | 541 | 508 | 695 |
| Residential real estate mortgages | 273 | 100 | 146 | 118 | (99) |
| Consumer | 278 | 77 | 147 | 15 | 260 |
| Total | $839 | $712 | $956 | $974 | $1,082 |

The following tables present average balance and interest rate information. Tax-exempt income is converted to a fully taxable equivalent basis using the statutory federal income tax rate adjusted for applicable state income taxes, net of the related federal tax benefit. For dividends on corporate stocks, the 70% federal dividends received deduction is also used in the calculation of tax equivalency. Unrealized gains (losses) on available for sale securities are excluded from the average balance and yield calculations. Nonaccrual and renegotiated loans, as well as interest earned on these loans (to the extent recognized in the Consolidated Statements of Income) are included in amounts presented for loans.

## Washington Trust Bancorp, Inc. and Subsidiaries
## CONSOLIDATED AVERAGE BALANCE SHEETS (unaudited)

| Three months ended December 31, | 2011 | | | 2010 | | |
|---|---|---|---|---|---|---|
| (Dollars in thousands) | Average Balance | Interest | Yield/ Rate | Average Balance | Interest | Yield/ Rate |
| **Assets:** | | | | | | |
| Commercial and other loans | $1,082,834 | $14,159 | 5.19% | $1,044,263 | $13,741 | 5.22% |
| Residential real estate loans, including mortgage loans held for sale | 717,250 | 8,065 | 4.46% | 661,108 | 7,936 | 4.76% |
| Consumer loans | 323,339 | 3,155 | 3.87% | 324,703 | 3,239 | 3.96% |
| Total loans | 2,123,423 | 25,379 | 4.74% | 2,030,074 | 24,916 | 4.87% |
| Cash, federal funds sold and other short-term investments | 35,429 | 17 | 0.19% | 49,381 | 26 | 0.21% |
| FHLBB stock | 42,008 | 32 | 0.30% | 42,008 | — | —% |
| Taxable debt securities | 490,589 | 4,422 | 3.58% | 492,684 | 4,709 | 3.79% |
| Nontaxable debt securities | 75,352 | 1,105 | 5.82% | 79,457 | 1,154 | 5.76% |
| Corporate stocks | 2,291 | 34 | 5.89% | 2,512 | 47 | 7.42% |
| Total securities | 568,232 | 5,561 | 3.88% | 574,653 | 5,910 | 4.08% |
| Total interest-earning assets | 2,769,092 | 30,989 | 4.44% | 2,696,116 | 30,852 | 4.54% |
| Non interest-earning assets | 214,556 | | | 216,654 | | |
| Total assets | $2,983,648 | | | $2,912,770 | | |
| **Liabilities and Shareholders' Equity:** | | | | | | |
| NOW accounts | $243,241 | $63 | 0.10% | $245,857 | $74 | 0.12% |
| Money market accounts | 402,652 | 245 | 0.24% | 414,425 | 357 | 0.34% |
| Savings accounts | 239,110 | 70 | 0.12% | 211,513 | 72 | 0.14% |
| Time deposits | 897,535 | 3,274 | 1.45% | 951,545 | 3,962 | 1.65% |
| FHLBB advances | 484,537 | 4,202 | 3.44% | 479,703 | 4,993 | 4.13% |
| Junior subordinated debentures | 32,991 | 393 | 4.73% | 32,991 | 428 | 5.15% |
| Other | 21,194 | 245 | 4.59% | 21,965 | 245 | 4.43% |
| Total interest-bearing liabilities | 2,321,260 | 8,492 | 1.45% | 2,357,999 | 10,131 | 1.70% |
| Demand deposits | 330,027 | | | 239,100 | | |
| Other liabilities | 46,654 | | | 46,101 | | |
| Shareholders' equity | 285,707 | | | 269,570 | | |
| Total liabilities and shareholders' equity | $2,983,648 | | | $2,912,770 | | |
| Net interest income (FTE) | | $22,497 | | | $20,721 | |
| Interest rate spread | | | 2.99% | | | 2.84% |
| Net interest margin | | | 3.22% | | | 3.05% |

Interest income amounts presented in the preceding table include the following adjustments for taxable equivalency:

(Dollars in thousands)

| Three months ended December 31, | 2011 | 2010 |
|---|---|---|
| Commercial and other loans | $95 | $70 |
| Nontaxable debt securities | 376 | 385 |
| Corporate stocks | 11 | 13 |
| Total | $482 | $468 |

# Washington Trust Bancorp, Inc. and Subsidiaries
## CONSOLIDATED AVERAGE BALANCE SHEETS (unaudited)

| Years ended December 31, | 2011 | | | 2010 | | |
|---|---|---|---|---|---|---|
| (Dollars in thousands) | Average Balance | Interest | Yield/ Rate | Average Balance | Interest | Yield/ Rate |
| **Assets:** | | | | | | |
| Commercial and other loans | $1,063,322 | $55,592 | 5.23% | $1,019,304 | $53,628 | 5.26% |
| Residential real estate loans, including mortgage loans held for sale | 678,697 | 31,447 | 4.63% | 634,735 | 31,609 | 4.98% |
| Consumer loans | 324,002 | 12,649 | 3.90% | 327,770 | 13,062 | 3.99% |
| Total loans | 2,066,021 | 99,688 | 4.83% | 1,981,809 | 98,299 | 4.96% |
| Cash, federal funds sold and other short-term investments | 35,625 | 69 | 0.19% | 41,407 | 85 | 0.21% |
| FHLBB stock | 42,008 | 124 | 0.30% | 42,008 | — | —% |
| | | | | | | |
| Taxable debt securities | 489,210 | 18,704 | 3.82% | 553,531 | 21,824 | 3.94% |
| Nontaxable debt securities | 77,634 | 4,555 | 5.87% | 79,491 | 4,618 | 5.81% |
| Corporate stocks | 2,456 | 177 | 7.21% | 3,595 | 274 | 7.62% |
| Total securities | 569,300 | 23,436 | 4.12% | 636,617 | 26,716 | 4.20% |
| Total interest-earning assets | 2,712,954 | 123,317 | 4.55% | 2,701,841 | 125,100 | 4.63% |
| Non interest-earning assets | 214,214 | | | 213,644 | | |
| Total assets | $2,927,168 | | | $2,915,485 | | |
| **Liabilities and Shareholders' Equity:** | | | | | | |
| NOW accounts | $232,545 | $242 | 0.10% | $220,875 | $268 | 0.12% |
| Money market accounts | 392,002 | 1,051 | 0.27% | 403,489 | 1,918 | 0.48% |
| Savings accounts | 229,180 | 286 | 0.12% | 205,767 | 318 | 0.15% |
| Time deposits | 925,064 | 14,113 | 1.53% | 955,222 | 17,808 | 1.86% |
| FHLBB advances | 492,714 | 18,158 | 3.69% | 547,974 | 22,786 | 4.16% |
| Junior subordinated debentures | 32,991 | 1,568 | 4.75% | 32,991 | 1,989 | 6.03% |
| Other | 21,891 | 973 | 4.44% | 21,321 | 976 | 4.58% |
| Total interest-bearing liabilities | 2,326,387 | 36,391 | 1.56% | 2,387,639 | 46,063 | 1.93% |
| Demand deposits | 278,120 | | | 221,350 | | |
| Other liabilities | 42,554 | | | 41,804 | | |
| Shareholders' equity | 280,107 | | | 264,692 | | |
| Total liabilities and shareholders' equity | $2,927,168 | | | $2,915,485 | | |
| Net interest income (FTE) | | $86,926 | | | $79,037 | |
| | | | | | | |
| Interest rate spread | | | 2.99% | | | 2.70% |
| Net interest margin | | | 3.20% | | | 2.93% |

Interest income amounts presented in the preceding table include the following adjustments for taxable equivalency:

(Dollars in thousands)

| Years ended December 31, | 2011 | 2010 |
|---|---|---|
| Commercial and other loans | $369 | $229 |
| Nontaxable debt securities | 1,553 | 1,541 |
| Corporate stocks | 49 | 76 |
| Total | $1,971 | $1,846 |

## Washington Trust Bancorp, Inc. and Subsidiaries
## SUPPLEMENTAL INFORMATION - Non-GAAP Financial Measures (unaudited)

| | At or for the Quarters Ended | | | | |
|---|---|---|---|---|---|
| (Dollars in thousands, except per share amounts) | Dec 31, 2011 | Sep 30, 2011 | Jun 30, 2011 | Mar 31, 2011 | Dec 31, 2010 |
| **Calculation of Tangible Book Value per Share:** | | | | | |
| Total shareholders' equity at end of period | $281,351 | $285,494 | $281,425 | $273,885 | $268,864 |
| Less: | | | | | |
| Goodwill | 58,114 | 58,114 | 58,114 | 58,114 | 58,114 |
| Identifiable intangible assets, net | 6,901 | 7,147 | 7,377 | 7,614 | 7,852 |
| Total tangible shareholders' equity at end of period | $216,336 | $220,233 | $215,934 | $208,157 | $202,898 |
| | | | | | |
| Shares outstanding at end of period | 16,292.5 | 16,279.5 | 16,266.5 | 16,233.6 | 16,171.6 |
| | | | | | |
| Book value per share - GAAP | $17.27 | $17.54 | $17.30 | $16.87 | $16.63 |
| Tangible book value per share - Non-GAAP | $13.28 | $13.53 | $13.27 | $12.82 | $12.55 |
| | | | | | |
| **Calculation of Tangible Equity to Tangible Assets:** | | | | | |
| Total tangible shareholders' equity at end of period | $216,336 | $220,233 | $215,934 | $208,157 | $202,898 |
| | | | | | |
| Total assets at end of period | $3,064,098 | $2,969,613 | $2,936,306 | $2,892,272 | $2,909,525 |
| Less: | | | | | |
| Goodwill | 58,114 | 58,114 | 58,114 | 58,114 | 58,114 |
| Identifiable intangible assets, net | 6,901 | 7,147 | 7,377 | 7,614 | 7,852 |
| Total tangible assets at end of period | $2,999,083 | $2,904,352 | $2,870,815 | $2,826,544 | $2,843,559 |
| | | | | | |
| Equity to assets - GAAP | 9.18% | 9.61% | 9.58% | 9.47% | 9.24% |
| Tangible equity to tangible assets - Non-GAAP | 7.21% | 7.58% | 7.52% | 7.36% | 7.14% |
| | | | | | |
| **Calculation of Return on Average Tangible Assets:** | | | | | |
| Net income | $7,777 | $7,582 | $7,564 | $6,800 | $7,211 |
| | | | | | |
| Total average assets | $2,983,648 | $2,935,146 | $2,904,086 | $2,884,618 | $2,912,770 |
| Less: | | | | | |
| Average goodwill | 58,114 | 58,114 | 58,114 | 58,114 | 58,114 |
| Average identifiable intangible assets, net | 7,025 | 7,257 | 7,493 | 7,730 | 7,967 |
| Total average tangible assets | $2,918,509 | $2,869,775 | $2,838,479 | $2,818,774 | $2,846,689 |
| | | | | | |
| Return on average assets - GAAP | 1.04% | 1.03% | 1.04% | 0.94% | 0.99% |
| Return on average tangible assets - Non-GAAP | 1.07% | 1.06% | 1.07% | 0.96% | 1.01% |
| | | | | | |
| **Calculation of Return on Average Tangible Equity:** | | | | | |
| Net income | $7,777 | $7,582 | $7,564 | $6,800 | $7,211 |
| | | | | | |
| Total average shareholders' equity | $285,707 | $284,244 | $279,281 | $270,991 | $269,570 |
| Less: | | | | | |
| Average goodwill | 58,114 | 58,114 | 58,114 | 58,114 | 58,114 |
| Average identifiable intangible assets, net | 7,025 | 7,257 | 7,493 | 7,730 | 7,967 |
| Total average tangible shareholders' equity | $220,568 | $218,873 | $213,674 | $205,147 | $203,489 |
| | | | | | |
| Return on average shareholders' equity - GAAP | 10.89% | 10.67% | 10.83% | 10.04% | 10.70% |
| Return on average tangible shareholders' equity - Non-GAAP | 14.10% | 13.86% | 14.16% | 13.26% | 14.17% |

# Washington Trust Bancorp, Inc. and Subsidiaries
## SUPPLEMENTAL INFORMATION - Non-GAAP Financial Measures (unaudited)

| | Years Ended | |
|---|---|---|
| (Dollars in thousands) | Dec 31, 2011 | Dec 31, 2010 |
| **Calculation of return on average tangible assets:** | | |
| Net income | $29,724 | $24,051 |
| | | |
| Total average assets | $2,927,168 | $2,915,485 |
| Less: | | |
| Average goodwill | 58,114 | 58,114 |
| Average identifiable intangible assets, net | 7,374 | 8,368 |
| Total average tangible assets | $2,861,680 | $2,849,003 |
| | | |
| Return on average assets - GAAP | 1.02% | 0.82% |
| Return on average tangible assets - Non-GAAP | 1.04% | 0.84% |
| | | |
| **Calculation of return on average tangible equity:** | | |
| Net income | $29,724 | $24,051 |
| | | |
| Total average shareholders' equity | $280,107 | $264,692 |
| Less: | | |
| Average goodwill | 58,114 | 58,114 |
| Average identifiable intangible assets, net | 7,374 | 8,368 |
| Total average tangible shareholders' equity | $214,619 | $198,210 |
| | | |
| Return on average shareholders' equity - GAAP | 10.61% | 9.09% |
| Return on average tangible shareholders' equity - Non-GAAP | 13.85% | 12.13% |